Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Avalo Therapeutics, Inc. for the registration of $750,000,000 of shares of its common stock, preferred stock, debt securities, warrants, and/or units and to the incorporation by reference therein of our report dated March 20, 2025, with respect to the consolidated financial statements of Avalo Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jericho, New York

January 8, 2026